# A Letter from Hestia's Interim CEO Candidate, Lance Rosenzweig

April 4, 2023

Dear Pitney Bowes Stockholder,

I am writing to introduce myself and underscore the importance of this year's Annual Meeting, where you can vote to elect five Hestia-nominated director candidates that have spent months diagnosing Pitney Bowes' challenges and developing a turnaround strategy that targets a <u>$15+ stock price in the coming years</u>. The Hestia slate believes that immediate changes in leadership and strategy are needed at Pitney Bowes in light of the following:

- x An 80% decline in stockholder value over the past eight years;

- x Unsustainable losses within the Company's Global Ecommerce ("GEC") segment;

- x No articulated plan to address the $1.7 billion in debt maturing over the next six years;

- x A "junk" credit rating following six downgrades by ratings agencies;

- x A 90% decline in annual cash flow under current management to $51 million in 2022; and

- x The prospect of the Company having to cut its dividend, which would punish all stockholders, unless our slate's proposed strategic changes are made

While Pitney Bowes appears to be in critical condition today, I am excited by the prospect of becoming interim Chief Executive Officer and drawing on my turnaround experience to stabilize the organization and set it on a path to long-term value creation. The Company has attractive assets, cash-generating segments, dedicated and talented employees, and a storied brand that can once again be the envy of the mailing and shipping worlds. These will be the pillars of the turnaround strategy (<u>described in more detail below</u>) which I intend to help a reconstituted Board implement.

## <u>My Background as a CEO and Introduction to Hestia</u>

I have spent the past three decades holding executive leadership roles and director positions at public and private companies, including ecommerce and technology businesses needing transformation. I was most recently the Chief Executive Officer of Support.com, Inc. (formerly NASDAQ: SPRT), which delivered total stockholder returns of more than 630% during my tenure. I also served as the Chief Executive Officer of Startek Inc. (NYSE: SRT), where I stabilized a struggling organization with more than 40,000 employees and dramatically improved earnings, and PeopleSupport, Inc. (formerly NASDAQ: PSPT), which I co-founded, built into one of the fastest growing public companies in the U.S. and helped achieve attractive stockholder returns. I also led successful turnarounds as Chief Executive Officer of two private equity-owned companies.

I was introduced to Hestia last fall as someone who could provide insight on turning around Pitney Bowes. I independently assessed the firm's investment thesis throughout the winter before ultimately drawing the same conclusions as Hestia about the need for significant change. I likewise appreciated Hestia's principles, which focus on maximizing stockholder returns by creating lasting value for customers, employees and all other stakeholders. I concluded that if Hestia felt compelled to seek a change in control of the Board at this year's Annual Meeting, my background and experience would be well aligned with Pitney Bowes' most pressing needs.

## VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE <u>WHITE</u> PROXY CARD

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### *The Path to Averting Financial Distress and Reaching $15+ Per Share*

There is an urgent need for a new, turnaround-centric strategy at Pitney Bowes in light of the $1.7 billion in debt maturing in the next six years and long-term decline in share price. While the current Board is expressing unanimous support for existing management and its cash-burning, "stay the course" strategy, our slate intends to "course correct" by placing the Company on a path to profitable growth. This begins with electing all five members of our slate to the Company's nine-member Board. Absent a change-in-control of the Board, stockholders, employees and other stakeholders will be relying on the same leadership team and strategy that has pushed the Company into significant financial distress, putting both the dividend and upcoming debt obligations at risk.

I have worked with Hestia to help assemble an exceptional slate of director candidates with the right expertise and experience to fix Pitney Bowes' most glaring issues and lay a foundation for long-term success. I have worked closely with our slate and leading experts from the mailing and shipping industries to set the strategic priorities below. The Hestia slate intends to begin executing on these priorities immediately following the Annual Meeting:

✓ **Optimize Corporate Cost Structure** – Pitney Bowes' unallocated corporate expenses, which cover administrative functions, exceeded $200 million in fiscal year 2022. This is an excessive sum given that this $675 million market cap Company's business segments incur most of their own selling, general and administrative expenses, totaling more than $900 million last year alone. Based on our slate's analysis, there is a significant opportunity to consolidate, re-engineer and/or streamline non-essential functions. There is also runway to reduce marketing and other unnecessary spending once the Company is no longer chasing unprofitable growth. I intend to work with the reconstituted Board and the Company's segment leaders to target at least $50 million in annualized corporate expense reductions during my first 100 days. **While all of our candidates will bring expertise related to this area, my background and experience are well suited for this important task**.

✓ **Restore GEC to Profitability & Explore Alternatives** – GEC had negative EBIT of $100 million for fiscal year 2022, yet again validating that the Board and management's strategy is not working. I intend to work with Company leaders and the reconstituted Board to dramatically reduce GEC's cash burn by implementing alternative pricing strategies for unprofitable clients, optimizing the GEC logistics network, narrowing the scope of marketing and focusing on profitable revenues (with a new sales compensation plan aligned with this goal). These steps, among others, can enable GEC to successfully execute a niche strategy that focuses on profitability over sales. Our slate also intends to run a process to explore strategic alternatives that can deliver significant value to the Company in an expedited, yet prudent, manner. A properly reconstituted Board that is not biased by prior leadership's $1+ billion in GEC-related investments will be best positioned to work with truly independent advisors to review alternatives. **Todd Everett, who was the Chief Executive Officer of Newgistics, Inc. when it was profitably growing and acquired by Pitney Bowes, will lead this initiative at the Board level**.

✓ **Drive Profitable Growth in SendTech** – SendTech generated $1.36 billion in revenue and more than $400 million in EBIT last year. The segment includes a legacy postage meter business, a newer and subscale shipping label software business, and the Pitney Bowes Bank. Our slate sees opportunities to drive enhanced value in all three businesses. The postage meter business, which has 600,000 clients and serves most of the Fortune 500, can benefit from a renewed commitment to outside sales. The shipping business can benefit from stronger organic growth and strategic capability-enhancing acquisitions like improved UI/workflow and multi-carrier shipping software. Lastly, our slate plans to explore opportunities to unlock restricted cash at Pitney Bowes Bank through internal balance sheet optimization or strategic alternatives. These initiatives would unlock sustainable value and return the segment to profitable growth. **Katie May, who was Chief Executive Officer of ShippingEasy.com and a director of Stamps.com, brings great industries expertise and her involvement will be critical to developing a plan to accelerate growth in this segment**.

## VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD

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✓ **Maximize Presort EBIT** – Presort, which has a leading position in the mail sortation category, generated $602 million in revenue and $82 million in EBIT (a 13% margin) last year. While there may not be a certain path back to the 22% average EBIT levels this segment enjoyed between 2011 and 2017, our slate believes it can significantly improve EBIT margins and return on investment through several initiatives. Alternative pricing models can likely drive several hundred basis points of margin expansion. In addition, tuck-in acquisitions and selective efficiency-enhancing investments can augment the segment's economies of scale and drive higher earnings. These are the types of steps Pitney Bowes can take if it is not concentrating the vast majority of its resources and capital on GEC. **I have extensive experience overseeing these types of margin-enhancement initiatives from previous successful turnarounds, and look forward to driving this initiative forward**.

✓ **Address Significant Capital Structure Issues** – It is unacceptable that Pitney Bowes, which is a historic brand with strong core segments, has seen its credit rating fall six times over the past decade into deep "junk" status. It is clear at this point that the Company's capital structure cannot support its cash-burning strategy. Fortunately, our slate's focus on halting GEC's losses and prioritizing Pitney Bowes' cash-generating segments can lift the Company out of distress. We will quickly chart a path back toward "investment" grade credit status through thoughtful debt reduction, which can, and should, be done in partnership with our creditors. **Milena Alberti-Perez has extensive experience as the Chief Financial Officer of companies facing capital structure issues, and she has already begun identifying opportunities to deleverage the Company, improve its credit rating, and ensure that the dividend can be maintained and potentially increased over the long-term**.

✓ **Ensure the Board Protects and Prioritizes Stockholders** – The current Board has a track record of increasing Board interlocks, resisting strategic change and stockholder feedback, and presiding over many years of value destruction. We will take proactive steps to instill a stockholder-first, rather than management-first, philosophy in the boardroom. Our slate plans to significantly improve corporate governance by taking steps that include empowering stockholders to call special meetings and act by written consent, reducing director interlocks and requiring transparent disclosure of any potential conflicts of interest. Additionally, our slate is committed to maintaining a value-additive corporate social responsibility program that keeps Pitney Bowes strong in areas like human capital management and sustainability. **Kurt Wolf, who is the beneficial owner of 8.4% of Pitney Bowes and has successfully advocated for stockholders in other boardrooms, will position a reconstituted Board to refocus on stockholders' long-term interests**.

I am excited to share this high-level overview of our slate's vision, which will be laid out in much greater detail this month. I believe that focusing on these priorities, among others, will result in reduced debt, increased cash flows and earnings, and a significantly higher valuation. We will also focus on healing the organization and rebuilding trust with non-stockholder constituencies, including employees, customers, creditors and ratings agencies. Our initiatives will create stability and make the Company an attractive destination for a permanent Chief Executive Officer, which the reconstituted Board will recruit to take over once pressing issues are triaged.

Thank you in advance for your consideration, and I hope to have the opportunity to engage with you once our slate issues its detailed transition and strategy presentation next week. Please vote to elect all five of the Hestia slate of highly qualified, independent director candidates to the Company's nine-member Board at the 2023 Annual Meeting of Stockholders.

Sincerely,
Lance Rosenzweig

**VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD**